Exhibit 99.2

2018Fourth Quarter and Ended Full YearResults December 31, 2018 March 7, 2019 1

Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2017 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this presentation are qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures This presentation contains non-GAAP financial measures, including adjusted EBITDA, adjusted operating income, adjusted diluted EPS, and free cash flow. Reconciliations of non-GAAP measures to the most directly comparable GAAP measures are included in the appendix to this presentation. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this presentation. Constant currency changes for 2018 are calculated using the same foreign exchange rates as the corresponding 2017 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. 2

Agenda Strategic Update 1 Q4’18 & FY’18 Results 2 3 Q&A 3 Alberto Fornaro, CFO Marco Sala, CEO

Strategic Update 4

FY’18: Robust Lottery & Resilient Italy In line Q4’18 and FY’18 financial results • 4% FY’18 Adjusted EBITDA growth on stable revenue (at constant currency and scope) • Strong Lottery and Italy results Innovation-led Lottery expansion • SSR ex-Italy up 8%; Italy Lottery wagers up 4% • Awarded “Lottery Product of the Year” for second consecutive year Progress in Gaming on full hardware refresh and stronger game content Results, Progress in Gaming • Improved North America KPIs • 6% increase in replacement unit shipments; highest ASPs in four years • Installed base up 301 units International results below expectations on certain Q4’18 market-specific dynamics High-profile systems contract wins • • 5

FY’18: Positioning for Growth Important, early North America Sports Betting progress • Operational in 24 land-based locations across states Mobile solution live in 3 states Strategic partnerships with industry leaders (FanDuel, William Hill) 5 • • Foundational work should translate into stronger Free Cash Flow • • IGT operates in growing global markets Expect underlying growth for core Lottery and Gaming businesses in 2019 6

2018Fourth Quarter and Full Year Results 7

FY’18 Financial Highlights Revenue Adjusted EBITDA -1% at constant currency and scope +4% at constant currency and scope Adjusted Operating Income Diluted EPS Higher EPS reflects lower tax rate in 2018 -3% at constant currency and scope Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transaction expense (see appendix for details) EUR/USD FX daily average: 1.18 in 2018; 1.13 in 2017 Scope impact: Disposal of Double Down Interactive LLC in June 2017 8

Q4’18 Financial Highlights Revenue Adjusted EBITDA -4% at constant currency -6% at constant currency Capital Adjusted Operating Income -17% at constant currency Note: Adjusted results remove impact of purchase price amortization, impairment charges, restructuring expense and transactio n expense (see appendix for details) EUR/USD FX daily average: 1.14 in Q4’18; 1.18 in Q4’17 9 Expenditures

Q4’18 North America Gaming & Interactive Highlights Replacement 6,485 4,490 • • Revenue up 3% when adjusted for jackpot expense reclass Product Sales up double digits on significant increase in Gaming machine units shipped coupled with higher ASPs Service relatively stable, net of jackpot expense reclass, as increase in Installed Base offset by lower yields due to a shift in mix of jurisdictions and machines Operating income impacted by increased depreciation expense and high-margin IP contribution in 4Q’17 • • 10 Key Performance Indicators Q4'18 Q4'17 % Change Revenue 275 281 -2% Operating Income 51 69 -25% Machine Units Shipped Q4'18 Q4'17 New & Expansion 247 805 Total 6,732 5,295 Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Casino Installed Base 22,807 23,183 23,351 23,357 23,108 Revenue Jackpot expense reclass -15

Q4’18 North America Lottery Highlights Revenue • Exceptional multi-state jackpot activity ($1.5B Mega Millions jackpot) and solid growth in Instants & Draw Games drive over 20% same-store revenue growth LMA reflects lower Illinois revenues (reimbursable expenses) Product Sales impacted by higher lottery terminal sales and a large Canadian central system sale in Q4’17 Operating income up double digits on strong same-store revenue growth, partly offset by higher depreciation associated with recent contract wins and extensions • • • 11 Key Performance Indicators Q4'18 Q4'17 % Change Revenue 309 304 2% Operating Income 79 66 21% Same-store revenue growth Q4'18 Q4'17 Instants & Draw Games 5.0% 7.1% Multistate Jackpots 143.1% 17.7% Total SSR Growth 21.3% 8.3% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 VLT Installed Base 15,294 15,101 15,176 14,965 14,939

Q4’18 International Highlights Revenue Key Performance Indicators Replacement 4,730 5,021 • • • • • Tough revenue and profit comparisons to Q4’17 Solid Lottery same-store revenue growth Gaming Installed Base reflects large conversion sale in South Africa, partly offset by growth in Greece VLTs Product Sales impacted by lower gaming machine unit sales in Latin America and Europe, ASP mix Operating income down on lower revenue and associated mix, differential timing of expenses across periods 12 Q4'18 Q4'17 % Change Revenue 221 280 -21% Operating Income 28 72 -60% Machine Units Shipped Q4'18 Q4'17 New & Expansion 528 544 Total 5,258 5,565 Same-store revenue growth Q4'18 Q4'17 Instants & Draw Games 4.1% -1.2% Multistate Jackpots 8.6% 0.6% Total SSR Growth 4.4% -1.1% Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Installed Base 15,543 15,854 16,340 16,007 14,905 Jackpot expense reclass -2

Q4’18 Italy Highlights Revenue Key Performance Indicators • • • Solid underlying fundamentals across all core businesses Lottery wagers up on continued strength in10eLotto, Scratch & Win, and contribution from MillionDAY Machine Gaming growth reflects increased productivity of fleet despite significant reduction in AWP units, incremental taxes, and certain regional operating restrictions Sports Betting wagers stable; decline driven by unusually low payout in Q4’17 Operating income up on broad-based wager growth with strong profit flow-through, partly offset by higher Sports Betting payout and increased taxes on gaming machines • • 13 Q4'18Q4'17% Change Revenue462481-4% Operating Income118115 3% €MQ4'18Q4'17% Growth Lotto Wagers2,0891,9517.1% 10eLotto 1,495 1,386 7.8% Core 468 508 -7.9% Late Numbers 78 57 37.0% MillionDAY 49 0 NM S&W Wagers2,3832,3441.7% Gaming Wagers VLT - Operator (B2C) 1,564 1,428 9.5% AWP 997 1,032 -3.4% Interactive 492 461 6.8% Sports Betting Wagers 2732710.6% Sports Betting Payout84.2%76.2% 8pp FX

Net Debt and Leverage Profile • Upfront fees reflect gross payment related to the Scratch & Win license; $559 million net of partner contributions Leverage driven by large Upfront Fees; final Scratch & Win installment paid in Q4’18 • 14 Net Debt/LTM EBITDA 4.37x 4.47x Payments to minorities212 Capital contributions(322) Refinancing costs 54

Cash Flow Statement Net Cash Flows from Operating Activities 30 • Operating Cash Flow includes $878 million gross Scratch & Win upfront payment • License secured through September 2028 • No significant capital demands for Scratch & Win until next tender CapEx (533) Free Cash Flow (503) Debt Proceeds/(Repayment), Dividends paid Net (177) (163) • CapEx lower than expected Other - Net 50 • Net inflows of $110 million from minority partners Other Investing/Financing Activities (290) Net Cash Flow (793) Effect of Exchange Rates/Other 0 Net Change in Cash and Restricted Cash (793) Cash and Restricted Cash at End of the Period 512 15 Cash Flow FY'18

FY’19 Outlook 2019 Adjusted EBITDA of $1.70 - $1.76 billion • • Underlying growth for core Lottery and Gaming >$100 million in year-to-year headwinds CapEx of $450 - $550 million, concentrated in first half Assumes EUR/USD rate of 1.15 16

Q & A 17

Appendix 18

Recent Italian Tax Actions • Gaming Machines • Other 2019 Budget Law tax actions • • • Online casino and games increased from 20% to 25% Online sports betting increased from 22% to 24% Land-based sports betting increased from 18% to 20% 19 VLTs July 2018 Dignity Decree • +25bps on 9/1/18 • Additional increases incorporated into 2019 Budget Law 2019 Budget Law • +125bps on 1/1/19 • +50bps gradually from 5/1/19 - 1/1/21 • -15bps reduction on 1/1/23 • Minimum payout lowered from 85% to 84% Tax rate schedule: Effective DateRate 9/1/186.25% 1/1/197.50% 5/1/197.90% 1/1/207.93% 1/1/218.00% 1/1/237.85% AWPs July 2018 Dignity Decree • +25bps on 9/1/18 • Additional increases incorporated into 2019 Budget Law 2019 Budget Law • +135bps on 1/1/19 • +50bps gradually from 5/1/19 - 1/1/21 • -15bps reduction on 1/1/23 • Minimum payout lowered from 70% to 68% 2019 Supplemental Budget Law • +65bps on 1/1/19 Tax rate schedule: Effective DateRate 9/1/1819.25% 1/1/1921.25% 5/1/1921.60% 1/1/2021.68% 1/1/2121.75% 1/1/2321.60%

Q4’18 Income Statement (As Reported) Service revenue Product sales 1,029 237 1,073 273 -4% -13% Interest expense, net Foreign exchange Other (104) 32 (9) (112) (59) - Financial Charges, Net Income Before Tax Net Income (Loss) (81) (40) (70) (171) 23 106 20 Diluted EPS (0.50) 0.39 Net Income (Loss) - Owners (102) 80 Operating Income 41 194 -79% Adjusted EBITDA 416 452 -8% Total Revenue 1,266 1,346 -6% Income StatementQ4'18Q4'17% Change

Q4'18 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share data)
Unaudited

	Quarter to date December 2018 As Reported	Adjustments: Purchase Accounting	Foreign Exchange	Impairment/ Restructuring Expense	Transaction and Refinancing Expense, net	Quarter to date December 2018 As Adjusted
Total revenue	1,266,132	(183)	-	-	-	1,265,949
Cost of services	638,105	(20,548)	-	-	-	617,557
Cost of product sales	157,965	(3,955)	-	-	-	154,010
Selling, general and administrative	238,654	(27,018)	-	-	-	211,636
Research and development	64,782	(218)	-	-	-	64,564
Restructuring expense	6,857	-	-	(6,857)	-	-
Impairment loss	118,877	-	-	(118,877)	-	-
Transaction expense, net	1	-	-	-	(1)	-
Total operating expenses	1,225,241	(51,739)	-	(125,734)	(1)	1,047,767
Operating income	40,891	51,556	-	125,734	1	218,182
Interest expense, net	(103,666)	27	-	-	-	(103,639)
Foreign exchange gain, net	32,096	-	(32,096)	-	-	-
Other expense, net	(9,040)	(127)	-	-	5,004	(4,163)
Total non-operating expenses	(80,610)	(100)	(32,096)	-	5,004	(107,802)
(Loss) income before provision for income taxes	(39,719)	51,456	(32,096)	125,734	5,005	110,380
Provision for income taxes (a)	30,337	7,082	(10,124)	1,764	1,095	30,154
Net (loss) income	(70,056)	44,374	(21,972)	123,970	3,910	80,226
Less: Net income attributable to non-controlling interests	31,943	25	-	-	-	31,968
Net (loss) income attributable to IGT PLC	(101,999)	44,349	(21,972)	123,970	3,910	48,258
Net (loss) income per common share - diluted	(0.50)					0.24
Weighted-average shares - diluted (b)	204,307					204,328

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.
(b) Weighted-average shares – diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

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Q4’18 Reconciliation of Non-GAAP Measures Net income (loss) Provision for/(Benefit from) income taxes Non-operating (income) expenses Depreciation (70) 30 81 121 106 (83) 171 112 Impairment loss Amortization Service revenue amortization Stock-based compensation expense Restructuring expense 119 68 52 8 7 0 83 54 0 9 Transaction (Income) Expense, Net Non-cash purchase accounting (excluding D&A) 0 0 0 0 Adjusted EBITDA 416 452 22 As Reported Q4'18Q4'17

FY’18 Income Statement (As Reported) Service revenue Product sales 4,046 785 4,137 802 -2% -2% Interest expense, net Foreign exchange Other (417) 129 (55) (449) (444) (33) Financial Charges, Net Income Before Tax Net Income (Loss) (343) 304 115 (926) (977) (948) 23 Diluted EPS (0.10) (5.26) Net Income (Loss) - Owners (21) (1,069) Operating Income 647 (51) NM Adjusted EBITDA 1,737 1,676 4% Total Revenue 4,831 4,939 -2% Income StatementFY '18FY '17% Change

FY'18 Reconciliation of Non-GAAP Measures

International Game Technology PLC
Consolidated Statement of Operations
Reconciliation of Non-GAAP Financial Measures
($ and shares in thousands, except per share data)
Unaudited

	Year to date December 2018 As Reported	Adjustments				Year to date December 2018 As Adjusted
		Purchase Accounting	Foreign Exchange	Impairment/ Restructuring Expense	Transaction and Refinancing Expense, net	
Total revenue	4,831,256	(723)	-	-	-	4,830,533
Cost of services	2,450,658	(84,005)	-	-	-	2,366,653
Cost of product sales	491,030	(15,690)	-	-	-	475,340
Selling, general and administrative	844,059	(107,620)	-	-	-	736,439
Research and development	263,279	(904)	-	-	-	262,375
Restructuring expense	14,781	-	-	(14,781)	-	-
Impairment loss	120,407	-	-	(120,407)	-	-
Transaction expense, net	51	-	-	-	(51)	-
Total operating expenses	4,184,265	(208,219)	-	(135,188)	(51)	3,840,807
Operating income	646,991	207,496	-	135,188	51	989,726
Interest expense, net	(417,387)	1,563	-	-	-	(415,824)
Foreign exchange gain, net	129,051	-	(129,051)	-	-	-
Other expense, net	(54,607)	(2,311)	-	-	54,463	(2,455)
Total non-operating expenses	(342,943)	(748)	(129,051)	-	54,463	(418,279)
Income before provision for income taxes	304,048	206,748	(129,051)	135,188	54,514	571,447
Provision for income taxes (a)	189,401	44,183	(3,494)	3,593	1,097	234,780
Net income	114,647	162,565	(125,557)	131,595	53,417	336,667
Less: Net income attributable to non-controlling interests	135,997	102	-	-	-	136,099
Net (loss) income attributable to IGT PLC	(21,350)	162,463	(125,557)	131,595	53,417	200,568
Net (loss) income per common share - diluted	(0.10)					0.98
Weighted-average shares - diluted (b)	204,083					204,363

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.
(b) Weighted-average shares – diluted, as adjusted, include shares that were excluded from the as reported computation, due to the net loss as reported.

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FY’18 Reconciliation of Non-GAAP Measures Net income (loss) Provision for/(Benefit from) income taxes Non-operating (income) expenses Depreciation Amortization Service revenue amortization 115 189 343 433 272 217 (948) (29) 926 401 401 210 Impairment loss Stock-based compensation expense Restructuring expense 120 33 15 715 5 40 Transaction (Income) Expense, Net Non-cash purchase accounting (excluding D&A) Bad debt Recovery 0 0 0 (27) 0 (18) Adjusted EBITDA 1,737 1,676 25 As Reported FY '18 FY '17